
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

April 22, 2005



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 22, 2005 [English translation].

2. Semi-Annual Securities Report dated December 19, 2003 [in Japanese].

Semi-Annual Securities Report (including audited semiannual financial results) filed with the Director of Kanto Local Finance Bureau stating the results for the interim fiscal year ended September 30, 2003.

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

April 22, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Seven Industries Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Seven Industries Co., Ltd., has revised its projections on performance for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005) announced on February 25, 2005.

Attachment:

Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original)

April 22, 2005

Company Name: Seven Industries Co., Ltd.
Kenichiro Maekawa, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Kousuke Yamakita, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2004 announced on February 25, 2005 as follows:

1. Revision of Projected Figures for the Performance of Fiscal Year Ending March 31, 2005

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on February 25, 2005)	20,500	95	-330
Currently revised projections (B)	20,973	182	-230
Change (B-A)	473	87	100
Rate of Change (%)	2.3	91.6	-
(For reference) Performance of previous term; the fiscal year ended March 31, 2004	21,954	179	54

(2) Revision of Projected Figures (consolidated basis) for the Performance of Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005).

(Unit : million yen,%)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on February 25, 2005)	22,235	125	-320
Currently revised projections (B)	22,630	225	-216
Change (B-A)	395	100	104
Rate of Change (%)	1.8	80.0	-
(For reference) Performance of previous term; the fiscal year ended March 31, 2004	23,788	217	88

2. Reasons of Revision

(1) Non-consolidated basis

Firstly, trading transactions for fiscal 2004 will amount to 20,973 million yen, 473 million yen (2.3%) increase from the previous projection. This is mainly due to increase in sales volume of structure timbers (precut-component timbers), component timbers for fancy stair and items for detached houses in the 4th quarter of Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005).

Secondly, ordinary income will amount to 182 million yen, 87 million yen (91.6%) increase from the previous projection. This is mainly due to increase of trading transactions and decrease of cost of production by cut the expenses.

Finally, net income will amount to -230 million yen, 100 million yen increase from the previous projection. This is mainly due to decrease of valuation loss of long-term currency exchange contract. The valuation loss of long-term currency exchange contract will amount to 375 million yen, 73 million yen decrease from the previous projection.

(2) Consolidated basis

The projected figures of consolidated basis are revised in accordance with the revision of the projected figures of non-consolidated basis.

※ Revised projected figures include forecasts which are based on future precondition, outlook and projection at April 22, 2005.
These revised projected figures will be different from actual figures under the influence of economic situations, market trends, currency fluctuations, and any other indefinite factors.

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